UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
Commission file number 001-12983

GENERAL CABLE RETIREMENT
AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
(Full Title of Plan)

GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(Name of Issuer of securities held pursuant to the Plan)

General Cable Retirement and
Savings Plan for Salaried
Associates
Employer ID No.: 13-3064555
Plan Number: 007
Financial Statements as of and for the
Years Ended December 31, 2014 and 2013,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered
Public Accounting Firm

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014 —	13

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	14

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and the Retirement Plans Administrative
Committee (the "Retirement Committees"):

We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
June 29, 2015
Cincinnati, Ohio

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investment in General Cable Master Trust — at fair value	$218,718,858	$219,974,899
Notes receivable from participants	5,333,731	5,452,900

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	224,052,589	225,427,799
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(660,692)	(801,253)

NET ASSETS AVAILABLE FOR BENEFITS	$223,391,897	$224,626,546
See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:
Contributions:
Employee	$9,011,366	$8,998,941
Employer	6,012,757	6,256,991
Rollover	1,088,909	5,330,193

Total contributions	16,113,032	20,586,125
Net investment gain from General Cable Master Trust	8,681,247	32,505,652

Interest income on notes receivable from participants	228,807	223,199

Total additions	25,023,086	53,314,976

DEDUCTIONS:
Benefits paid to participants	(26,733,269)	(17,862,501)
Administrative expenses	(22,162)	(22,441)

Total deductions	(26,755,431)	(17,884,942)

TRANSFERS FROM OTHER PLAN — Net	497,696	3,355,244

NET (DECREASE) / INCREASE	(1,234,649)	38,785,278
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	224,626,546	185,841,268

End of year	$223,391,897	$224,626,546
See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
The following description of the General Cable Retirement and Savings Plan for Salaried Associates (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering substantially all U.S. salaried employees of the Company or an affiliated company. GK Technologies, Incorporated, a wholly owned subsidiary of the Company, is the Plan Sponsor. The Company and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Fidelity Management Trust Co. (“FMTC”) serves as the trustee and recordkeeper of the Plan. The General Cable Master Trust (“Master Trust”) has been established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.
The Company acquired Alcan Products Corporation (“Alcan”) on September 4, 2012, and Prestolite Wire LLC (“Prestolite”) on November 3, 2012. Effective immediately upon acquisition, Alcan and Prestolite employees became eligible to participate in the Plan and began making contributions. In October 2012, Alcan participants were eligible to move their account balances into the Plan as Rollovers, as defined below, and to transfer existing loan balances from the Alcan Corp. Employees’ Savings Plan into the Plan. In January 2013, Prestolite participants became eligible to move their account balances into the Plan as Rollovers, as defined below, and to transfer existing loan balances from the Prestolite 401(k) Retirement Plan into the Plan.
Contributions — Participants may contribute up to a certain percentage of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make contributions on an after-tax basis (“Roth 401(k)”), subject to the same IRC limits when combined with their pre-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percentage of the participants’ pre-tax and/or Roth 401(k) contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures of $329,000 and $191,985 for the years ended December 31, 2014 and 2013, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.
Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service.  Participants who were hired on or after July 1, 2000 adhere to a graded vesting policy where the participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007 adhere to a graded vesting policy where the participant is 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.
The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. Participants who were hired on or after July 1, 2000, adhere to a graded vesting policy where the participant is 100% vested after four years of credited service or immediately upon attainment of age 65, or death or retirement due to disability.
Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document.
In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59  1⁄2, in accordance with the Plan Document.
Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.
Forfeited Accounts — As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $39,239 and $76,673, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurement.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Valuation of Investments (Master Trust) — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 3 for discussion on fair value measurement.
Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.
Payment of Benefits — Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2014 and 2013.
Transfers — In addition to this Plan, the Company also sponsors the General Cable Savings Plan. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2014 and 2013, account balances totaling a net $497,696 and $3,355,244, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances from the General Cable Savings Plan.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following description of the valuation methodologies is used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Company common stock: The General Cable Stock Fund (“Company Stock Fund”) is comprised of shares of Company common stock and cash and is valued at fair value based on the fair value of the underlying investment in the Company common stock, using closing prices reported on the active market on which they are traded, and the cash portion.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Stable value fund: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Savings Plan) measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$113,077,922	$—	$—	$113,077,922
Bond funds	23,300,352	—	—	23,300,352
International equity funds	12,444,128	—	—	12,444,128
Lifecycle funds	135,112,863	—	—	135,112,863
General Cable Stock Fund	—	11,421,755	—	11,421,755
Stable value fund	—	54,871,604	—	54,871,604
Total portfolio investments	$283,935,265	$66,293,359	$—	$350,228,624

	Fair Value Measurements at December 31, 2013
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$106,216,114	$—	$—	$106,216,114
Bond funds	23,470,832	—	—	23,470,832
International equity funds	13,910,286	—	—	13,910,286
Lifecycle funds	126,828,042	—	—	126,828,042
General Cable Stock Fund	—	17,734,296	—	17,734,296
Stable value fund	—	64,542,315	—	64,542,315
Total portfolio investments	$270,425,274	$82,276,611	$—	$352,701,885
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

4.	INVESTMENTS
The Master Trust’s investments that represented 5% or more of the Master Trust’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
* Stable value fund **	$53,637,163	$63,090,301
Vanguard Target Retirement Date 2020	31,354,678	27,183,753
Vanguard Institutional Index Fund	30,615,464	26,766,247
AF Growth of America R5 Fund	25,238,088	24,515,254
Vanguard Target Retirement Date 2025	23,697,157	21,290,791
ABF Large Cap Value PA Fund	21,801,855	22,392,795
Vanguard Target Retirement Date 2030	19,476,839	18,010,100
* General Cable Stock Fund ***	—	17,734,296
Vanguard Target Retirement Date 2015 ***	—	18,473,539
* Represents party-in-interest
** At contract value
*** Investment did not exceed 5% at year end
During the years ended December 31, 2014 and 2013, the Plan’s investment in the Master Trust depreciated in value by $(673,138) and appreciated by $26,234,978, respectively, excluding interest and dividends.

5.	STABLE VALUE FUND
The Stable Value Fund is a collective trust fund managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Stable Value Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Stable Value Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Stable Value Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund;

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; or

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Impact the Stable Value Fund — The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the underlying investments of the Plan’s investment in the Master Trust are held in shares of mutual funds and units of the Stable Value Fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.
As of December 31, 2014 and 2013, the Plan held 2,507,876 and 2,005,055 units, respectively, of the General Cable Stock Fund, which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $10,350,950 and $9,493,350, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $283,484 and $198,017 associated with this investment, respectively.
Notes receivable from participants in the amount of $5,333,731 and $5,452,900 were outstanding at December 31, 2014 and 2013, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

8.	INTEREST IN MASTER TRUST
Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Savings Plan, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Investments — whose fair value is determined based on quoted market prices:
Common/collective trust fund	$54,871,604	$64,542,315
Mutual funds	283,935,265	270,425,274
Common stock fund	11,421,755	17,734,296

Net assets of the General Cable Master Trust — fair value	350,228,624	352,701,885
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,234,442)	(1,452,014)

Net assets of the General Cable Master Trust	348,994,182	351,249,871
Plan’s interest in net assets of the General Cable Master Trust — contract value	$218,058,166	$219,173,646

Plan’s interest in Master Trust as a percentage of the total	62%	62%

The net investment gain of the Master Trust for the years ended December 31, 2014 and 2013 is summarized below:

	2014	2013
Dividend and interest income	$14,060,065	$9,572,575

Net appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Mutual funds	7,976,103	41,588,231
Common stock fund	(8,117,166)	159,179

Net appreciation in fair value of investments	(141,063)	41,747,410

Investment gain of General Cable Master Trust	$13,919,002	$51,319,985

9.	NET ASSET VALUE (NAV) PER SHARE
In accordance with ASU No. 2009-12, the Plan should include disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2014 and 2013. The estimated fair value of the Stable Value Fund is net asset value. The use of net asset value as a fair value is deemed appropriate, as the Stable Value Fund does not have a finite life, unfunded commitments or significant restrictions on redemptions.

10.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated February 5, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

11.	VOLUNTARY COMPLIANCE RESOLUTION
In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program, which was subsequently amended. The compliance statement was sought with respect to several operational failures, proposing to correct by 1) retroactively amending the Plan to be consistent with Plan operations and/or 2) making corrective contributions, with earnings, as necessary. On January 18, 2013, the IRS issued a compliance statement approving the Company’s proposed corrections.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$223,391,897	$224,626,546
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	660,692	801,253
Certain deemed distributions of participant loans	(189,258)	(196,365)

Net assets available for benefits per Form 5500	$223,863,331	$225,231,434

For the year ended December 31, 2014, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total net investment gain per the financial statements	$8,681,247
Less change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(140,561)
Add interest income on notes receivable from participants	228,807
Less interest on deemed distributions of participant loans	(15,212)

Total gain on investments per the Form 5500	$8,754,281

For the year ended December 31, 2014, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total benefits paid to participants per the financial statements	$26,733,269
Less previously deemed distributions of participant loans	(22,320)
Add deemed distributions of participant loans	—

Total distributions to participants per the Form 5500	$26,710,949

* * * * * *

SUPPLEMENTAL SCHEDULE

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES
Employer ID No: 13-3064555
Plan No: 007
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Identity of Issuer/Description of Investment	Current Value
* Active loans to participants — notes receivable, with interest rates ranging from 3.25% to 10.50%, maturing through November 2024	$5,144,473

$5,144,473

* Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE RETIREMENT AND
SAVINGS PLAN FOR SALARIED ASSOCIATES

Date: June 29, 2015	By:	/s/ Elizabeth Mlekush
	Name:	Elizabeth Mlekush
	Title:	Chairman, Retirement Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Corporation Retirement and Savings Plan for Salaried Associates